

December 2, 2011

Via E-mail
Mr. John L. Workman
President & Chief Financial Officer
Omnicare, Inc.
1600 Rivercenter II
100 East Rivercenter Boulevard
Covington, Kentucky 41011

   Re: Omnicare, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2010
     Filed February 24, 2011
     File No. 001-08269

Dear Mr. Workman:

   We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

   After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 17-- Commitments and Contingencies, page 98

1. On page 48, you state that revisions in estimates of probable losses related to legal contingencies could have a material impact on your consolidated financial statements. On page 103, you also state that there can be no assurance that resolution of legal contingencies will not have a material adverse impact on your consolidated results of operations, financial condition or cash flows. We do not believe that this disclosure meets the requirements of ASC 450-20-50. Please provide us proposed disclosure to be included in future filings that quantifies the loss or range of reasonably possible

losses in excess of amounts accrued or states that these amounts cannot be estimated as required by ASC 450-20-50-4b.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mary Mast, Senior Staff Accountant, at (202) 551-3613, if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant